EXHIBIT 1


[CAE Logo]                                                         Press Release


CAE REPORTS DOUBLE-DIGIT FIRST QUARTER GROWTH

Toronto, August 7, 2002 [TSX:CAE; NYSE:CGT] CAE today reported earnings from continuing operations for the first quarter ending June 30, 2002 of $37.4 million or 17 cents per share - a 13% increase from the $33 million (or 15 cents per share) generated in the first quarter of the prior fiscal year. Consolidated revenue for the first quarter from continuing operations increased 14% to $275.8 million from the $242.1 million generated in the prior year period.

The majority of the increase in earnings is organic. This is attributable to an improvement in the overall operating margins, which includes the impact of foreign exchange gains, partially offset by the amortization of intangible assets and operating lease expenses associated with sale and leaseback transactions. The increase in earnings is after higher interest expense arising from the financing of strategic acquisitions and capital investments.

The higher revenue is attributable to the increase in training activities, particularly in the civil aviation market through acquisitions and the opening of new training centres, as well as from higher sales of both naval and commercial marine control and automation systems.

The order backlog as at June 30, 2002 was $2.5 billion, compared to $2.4 billion one year earlier.

CAE's President and CEO Derek H. Burney stated, "The Q1 results reflect CAE's success in creating a platform for balanced, profitable growth through our transformation from being primarily an equipment supplier to a provider of integrated training solutions in civil aviation, military and marine markets."

BUSINESS UNIT HIGHLIGHTS

The rapid growth of the Marine Controls unit ("Marine") requires it to be reported as a separate business segment for the first time. Marine generated first quarter operating earnings of $6.4 million - an increase of 73% from $3.7 million in the first quarter of the prior fiscal year. Revenue increased 72% to $34.3 million compared to $20 million one year earlier. The increase in earnings and revenue is attributable to Marine's Astute class submarine control and training contracts with the UK Royal Navy and increased sales of Marine's core IPMS controls systems, as well as the acquisition of Valmarine in August of 2001.

Military Simulation and Training ("Military") grew its first quarter operating earnings by 22% to $18.7 million from $15.3 million in the first quarter of the prior fiscal year. The increase was attributable to an improved performance on existing programs and cost savings generated through the integration of Military's world-wide operations. First quarter revenue increased slightly to $106 million, but was impacted by delays in some programs.

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Civil Simulation and Training ("Civil") reported a 17% increase in operating earnings for the first quarter to $37.7 million on revenue of $135.5 million - up 16% on a year-over-year basis. The increase in first quarter operating earnings and revenue is attributable to the expansion of Civil's aviation training business during the past 12 months via both acquisitions and the opening of new training centres. To date in this fiscal year, CAE has added 9 simulators to its network, bringing the installed base in its training centers to 68 simulators.

CASH FLOW AND NET EARNINGS

Cash and short term investment balances decreased by a combined $42.9 million to $67.2 million this quarter to support higher non-cash working capital. Long term debt increased by $73.1 million to finance capital expenditures, mainly for the expansion of CAE's Civil training centres.

Net earnings for the first quarter were also $37.4 million, up 9% from $34.4 million in the prior year period. The prior year included earnings from discontinued operations of $1.4 million versus no earnings in the current year.

OUTLOOK

Commenting on the outlook for the Company, Mr. Burney stated, " Our goal for FY2003 continues to be to deliver double-digit top and bottom line growth, with margins sustained in the 20% range. Our ability to achieve these goals will be influenced by the pace of recovery in the global airline industry and by the timing of major military programs."

CAE is a global leader in providing advanced simulation and controls equipment and integrated training solutions for customers in the civil aviation, military and marine markets. With annual revenues in excess of $1 billion, CAE employs more than 6,000 people in Canada, the United States and around the globe.

This news release includes forward-looking statements that are based on certain assumptions and reflect CAE's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE's materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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High-resolution downloadable photos are available in our Photo Gallery in the
Newsroom section of our Web site:  www.cae.com
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Media relations: Pascale Alpha (514) 341-6780 ext. 4889 - pascale.alpha@cae.com
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Investor relations: Andrew Arnovitz (514) 734-5760 - andrew.arnovitz@cae.com
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